Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

July 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Trace Rakestraw

Re:	Amendment No. 76 under the 1940 Act to the Registration Statement on Form N-1A of Deutsche Central Cash Management Government Fund) (the “Fund”), a series of Investors Cash Trust (the “Trust”) (File No. 811-06103)

Dear Mr. Rakestraw,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on June 17, 2016 with regard to the Fund’s POS AMI Amendment filed with the SEC on May 2, 2016.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: In the section entitled “Past Performance,” please amend the relevant disclosure as follows: “Prior to May 2, 2016, the Fund operated as a prime money market fund that invested in certain types of securities that the Fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.”

Response: The following disclosure will be added (differences from suggested language noted in italics): “Prior to May 2, 2016, the fund operated as a prime money market fund that had the ability to invest in certain types of securities that the fund is no longer permitted to hold to any significant extent (i.e., over 0.5% of total assets). Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the fund’s conversion to a government money market fund.”

2.	Comment: In the section entitled “Investing in the Fund – Shareholder Information,” please consider clarifying or removing the reference to “Federal funds” in the following disclosure: “The proceeds of a redemption will be paid by the fund in Federal funds.”

Response: The referenced disclosure has been removed.

3.	Comment: In Part I of the Fund’s Statement of Additional Information, consider reducing the number of cross references.

Response: After review and consideration, the Fund believes that the use of cross-references is necessary within the context of the two-part Statement of Additional Information.

4.	Comment: In the “Investment Restrictions” section of Part I of the Fund’s Statement of Additional Information, please consider clarifying that US government securities are not considered an industry in the following disclosure: “The SEC staff currently interprets concentration to mean investing more than 25% of a fund’s assets in a particular industry or group of industries.”

Response: The referenced disclosure has been revised accordingly to read: “The SEC staff currently interprets concentration to mean investing more than 25% of a fund’s assets in a particular industry or group of industries (excluding US government securities).”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-1705.

Sincerely yours,

/s/ Anne Marie Duffy

Anne Marie Duffy

Vice President and Senior Counsel

cc. John Marten, Vedder Price P.C.